

August 23, 2010

Jay S. Hennick
Chief Executive Officer
FirstService Corporation
1140 Bay Street, Suite 4000
Toronto, Ontario, Canada M5S 2B4

> **Re:** **FirstService Corporation**
> **Form 40-F for the Fiscal Year Ended December 31, 2010**
> **File No. 000-24762**

Dear Mr. Hennick:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 40-F

General

1. We note that you incorporate by reference sections of the Circular provided to your shareholders. Please note that if a report filed with Form 40-F incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and filed with the Form 40-F. See General Instructions B.5 to the Form 40-F. Please file on EDGAR a copy of the Circular or copies of the relevant pages. See Rule 12b-23(a)(3) of the Exchange Act. In the alternative, please tell us why you believe that you are not required to file this document.

Exhibit 2

Financial Statements and Notes

Non-controlling interests, page 13

2.   We note that you have restated your financial statements for the effect of the adoption
        of new accounting standards for non-controlling interest. Please tell us how the
        changes in FASB ASC 810-10 resulted in a restatement of your financial statements.
        To the extent certain aspects of the retroactive application of this accounting standard
        is outside of the requirements presented in FASB ASC 810-10-65-1(b), you should
        expand your disclosure to discuss the reason of your restatement.

Note 12 – Non-controlling interests, page 27

3.   Please provide us your basis in US GAAP that supports your accounting policy in
        recognizing non-controlling interest at the greater of (i) the redemption amount or (ii)
        the amount initially recorded as non-controlling interest at the date of inception of the
        minority equity position. Refer to paragraphs 13 – 14 of FASB ASC 480-10-S99-3A.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and
its management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
       filing;

   •   staff comments or changes to disclosure in response to staff comments do not
       foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated
       by the Commission or any person under the federal securities laws of the
       United States.

Jay S. Hennick
FirstService Corporation
August 23, 2010
Page 3

   You may contact Yolanda Crittendon, Accountant at (202) 551-3472 or me at (202) 551-3498 with any questions.

             Sincerely,

             Cicely LaMothe
             Accounting Branch Chief